Morgan, Lewis & Bockius LLP                                         MORGAN LEWIS
1701 Market Street
Philadelphia, PA  19103-2921
Tel.  +1.215.963.5000
Fax: +1.215.963.5001
www.morganlewis.com


David W. Freese
Associate
+1.215.963.5862
dfreese@morganlewis.com


FILED AS EDGAR CORRESPONDENCE


October 8, 2015

Amy Miller, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: The Advisors' Inner Circle Fund II 485(a) Filing (File Nos. 033-50718 and 811-07102)
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Dear Ms. Miller:

On behalf of our client, The Advisors' Inner Circle Fund II (the "Trust" or the "Registrant"), this letter responds to the comments you provided on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") via telephone regarding the Trust's post-effective amendment no. 193, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment no. 195, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement on Form N-1A (the "Registration Statement") filed with the SEC on July 20, 2015 pursuant to Rule 485(a) under the 1933 Act for the purpose of introducing the Champlain Emerging Markets Fund (the "Fund") as a series of the Trust (the "Amendment"). Below, we have briefly summarized your comments and questions, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

COMMENTS  ON  THE  PROSPECTUS

1. COMMENT. Please remove the first footnote to the Annual Fund Operating Expenses table in the "Fund Fees and Expenses" section.

     RESPONSE. The requested change has been made.

2. COMMENT. Please consider making the second footnote to the Annual Fund Operating Expenses table in the "Fund Fees and Expenses" section more concise.

     RESPONSE. The Trust believes that the second footnote to the fee table accurately discloses the operation of the expense limitation agreement and complies with the requirements of Form N-1A. Further, the expense limitation agreement also is effective with respect to other series of the Trust advised by the Adviser, and the disclosure in the second footnote is similar to the corresponding disclosure in the prospectus for such other series. Therefore, the Trust respectfully declines to make the requested change.

3. COMMENT. Please confirm the following supplementally with regard to the second footnote to the Annual Fund Operating Expenses table in the "Fund Fees and Expenses" section:

     (a) That the Adviser may recover waived fees or reimbursed expenses only if the Fund's Total Annual Operating Expenses (excluding any interest, taxes, brokerage commissions, Acquired Fund Fees and Expenses, and non-routine expenses) are lower than the expense limitation in effect at the time of the waiver or reimbursement.

     RESPONSE. The Trust confirms that the Adviser may recover waived fees or reimbursed expenses only if the Fund's Total Annual Operating Expenses (excluding any interest, taxes, brokerage commissions, Acquired Fund Fees and Expenses, and non-routine expenses) are lower than the expense limitation in effect at the time of the waiver or reimbursement.

     (b) That the end date of the initial term of the contractual expense limitation agreement will be at least one year from the date of the prospectus.

     RESPONSE. The Trust confirms that the initial term of the contractual expense limitation agreement will be at least one year from the date of the prospectus.

4. COMMENT. The "Portfolio Turnover" sub-section of the "Fund Fees and Expenses" section states that "During the fiscal period from September 8, 2014 (commencement of Predecessor Fund operations) to September 30, 2014, the Predecessor Fund's portfolio turnover rate was 0% of the average value of its portfolio." Please either provide the portfolio turnover rate for a more representative period or delete the sentence entirely.

     RESPONSE. The disclosure has been revised to include the Predecessor Fund's portfolio turnover rate for the fiscal year ended September 30, 2015.

5. COMMENT. In the "Principal Investment Strategies" section, please consider adding a description of the characteristics that the Fund considers an emerging market country to have.

     RESPONSE. The Trust respectfully believes that the current disclosure adequately explains the characteristics of what the Adviser considers to be an emerging market country and is in line with the disclosure set forth in other emerging market fund prospectuses. First, the disclosure includes an extensive list of countries that the Adviser defines as emerging market countries. Second, the disclosure provides the characteristics that the Adviser analyzes when determining whether a country qualifies as an emerging market country - economic growth, political stability, industrialization and legal and regulatory framework. Finally, the disclosure also provides that the Adviser takes into consideration the classifications of third party organizations such as the World Bank and IMF. The Trust believes that the combination of these three descriptions set forth the characteristics that the Adviser uses to determine whether a country qualifies as an emerging market country.

6. COMMENT. The third paragraph of the "Principal Investment Strategies" section states that:

     "Although the Adviser expects, under normal market conditions, that the level of the Fund's investments in equity securities of issuers who are economically tied to an emerging market country will exceed 80% of the Fund's net assets (plus borrowings for investment purposes), the Adviser may invest the balance in cash or exchange-traded funds ("ETFs"), including ETFs that may enter into short sales."

     In this regard:

     (a) Please disclose the type(s) of exchange-traded funds in which the Fund may invest in the "Principal Investment Strategies" section.

     RESPONSE. The requested change has been made.

     (b) Please explain supplementally why investment in cash is a principal investment strategy of the Fund, rather than a temporary defensive measure.

     RESPONSE. The reference to investments in cash has been removed from the "Principal Investment Strategies" section.

7. COMMENT. Please consider adding disclosure that specifically addresses current concerns surrounding emerging market countries to the "Emerging Markets Risk" sub-sections of the sections entitled "Principal Risks of Investing in the Fund" and "More Information about Risk."

     RESPONSE. The Trust respectfully believes that its "Emerging Markets Risk" disclosure reflects the principal risks of the Fund's investments in emerging markets securities both generally and with regard to the recent investment environment with respect to emerging market countries. Accordingly, the Trust respectfully declines to make the requested change.

8. COMMENT. The "Emerging Markets Risk" sub-sections of the sections entitled "Principal Risks of Investing in the Fund" and "More Information about Risk" state that:

     "The Gulf countries of Bahrain, Kuwait, Oman, Qatar, and the UAE constitute a high percentage of the MSCI Frontier Markets Index. Thus, changes in the price of oil have a direct and significant effect on these economies, i.e., if the price of oil increases, these countries benefit; and if the price of oil declines, these countries would be adversely affected."

     If the Fund intends to track the MSCI Frontier Markets Index, please add appropriate disclosure to the "Principal Investment Strategies" section. If not, please remove the reference to the MSCI Frontier Markets Index or otherwise explain the reason why this index is used in the prospectus.

     RESPONSE. References to the MSCI Frontier Markets Index have been removed in response to the comment.

9. COMMENT. Please revise the disclosure in the "Exchange-Traded Funds Risk" sub-section of the section entitled "Principal Risks of Investing in the Fund" as follows:

     (a) Please consider revising the disclosure so that the terms "ETFs," "pooled investment vehicles," and "investment companies" are used consistently.

     RESPONSE. The requested change has been made.

     (b) If the Fund may invest in exchange-traded funds of only a particular type or types (e.g., leveraged or inverse ETFs), please disclose the principal risks of investing in such type or types of exchange-traded funds.

     RESPONSE. The requested change has been made.

     (c) Please consider disclosing that during times of market dislocation, exchange-traded funds may be more volatile than their underlying securities and may trade at a discount to net asset value.

     RESPONSE. The requested change has been made.

     (d) Please consider moving the last sentence in the sub-section to the "More Information about Risk" section.

     RESPONSE. This sentence has been deleted.

10. COMMENT. Please move the definition of non-diversification provided at the end of the second paragraph in the "More Information about Risk" section to the "Non-Diversified Fund Risk" sub-section of the section entitled "Principal Risks of Investing in the Fund."

     RESPONSE. The requested change has been made.

11. COMMENT. Since "Portfolio Turnover Risk" is a principal risk of the Fund, please disclose in the "Principal Investment Strategies" section that the Fund will engage in active and frequent trading of its portfolio securities.

     RESPONSE. The requested change has been made.

12. COMMENT. Please consider removing the phrase "During unusual economic or market conditions, or" from the second sentence of the section entitled "More Information about Fund Investments" to make clear that the Fund may invest all of its assets in money market instruments or other cash equivalents only for temporary defensive or liquidity purposes.

     RESPONSE. The requested change has been made.

13. COMMENT. In the "Portfolio Managers" section in the statutory section of the prospectus, please disclose that the portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund's portfolio. If there is a lead portfolio manager, please also disclose this.

     RESPONSE. The requested change has been made.

14. COMMENT. If investments in options, futures contracts, and swap agreements are not principal investment strategies of the Fund, please consider removing the mention of these instruments in the last sentence under the heading "How the Fund Calculates NAV" in the section entitled "Purchasing, Selling and Exchanging Fund Shares."

     RESPONSE. The requested change has been made.


COMMENTS  ON  THE  STATEMENT  OF  ADDITIONAL  INFORMATION

15. COMMENT. In the "Investment Limitations" section, please consider explaining the Fund's fundamental investment limitations in plainer English.

     RESPONSE. The Trust respectfully believes that the fundamental investment limitations are disclosed in plain English and that the additional, explanatory disclosure following the fundamental policies adds further clarification for investors. Therefore, the Trust respectfully declines to make the requested changes.

16. COMMENT. In the "Investment Limitations" section, the first non-fundamental investment limitation states that for purposes of the limitation, "utility companies will be classified according to their services, for example, gas distribution, gas transmission, electric and telephone will each be considered a separate industry." The Staff disagrees that gas distribution and gas transmission should be considered separate industries for purposes of the limitation.

     RESPONSE. The reference to "gas transmission" has been deleted.

17. COMMENT. If the Fund may invest in swaps, consider adding disclosure regarding swaps in the "Description of Permitted Investments" section. If the Fund may not invest in swaps, please remove mention of swaps from the "Derivatives and Other Complex Securities" sub-section of the "Determination of Net Asset Value" section.

     RESPONSE. Disclosure regarding investments in swaps has been added to the "Description of Permitted Investments" section.

                            * * * * * * * * * * * *
I hereby acknowledge on behalf of, and with the express authority granted by, the Registrant that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Registrant's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5862.

Very  truly  yours,

/s/  David  W.  Freese
----------------------
David  W.  Freese